DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

August 29[redacted]



Christine Randfield
Dir 416.367.7890
crandfield@dwpv.com

File No. 207525



**BY OVERNIGHT COURIER**

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir/Madame:

**Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934**

Please find enclosed a copy of a letter dated August 23, 2005 concerning shareholder approval of private placements to certain investors, which we recently filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada on behalf of Global Alumina Corporation.

If you have any questions with respect to the enclosed, please do not hesitate to contact the undersigned.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Per: Christine Randfield
Law Clerk



Encl.

cc: Greg Harnish

COPY

Global Alumina

August 23, 2005



**BY EMAIL**

**[Shareholder]**

**Dear [Shareholder]:**

**Global Alumina Corporation**
**Shareholder Approval of Private Placements to Certain Investors**

As part of its efforts to secure equity financing for the construction in the Republic of Guinea of an alumina refinery with an expected initial capacity of 2.8 million tonnes per annum and related infrastructure (the "**Project**"), Global Alumina Corporation (the "**Corporation**") proposes to issue securities to certain investors through two separate transactions. All dollar amounts referred to herein are U.S. dollars.

The Corporation intends to:

(a) issue common shares of the Corporation (the "**Shares**") to Dubai Aluminium Company Limited ("**Dubal**"), a corporation resident in the United Arab Emirates and wholly owned by the Dubai government, for an estimated aggregate purchase price of $200 million (the "**Dubal Transaction**"); and

(b) issue 25 million Shares at a subscription price of $2.00 per Share and a $50 million principal amount convertible debenture (which may be converted, subject to the conditions described below, into 20 million Shares) (the "**EIIC Debenture**") to Emirates International Investments LLC ("**EIIC**"), considered one of the largest investment holding companies in the United Arab Emirates (the "**EIIC Transaction**").

The completion of each transaction is subject to regulatory approval, including approval by the Toronto Stock Exchange (the "**TSX**"). As a condition to the approval by the TSX, the Corporation is required to provide written evidence that holders of more than 50% of the Shares are familiar with and in favour of each of (i) the Dubal Transaction and (ii) the terms on which the EIIC Debenture may be converted by EIIC for Shares. The TSX requires shareholder approval of the Dubal Transaction because the transaction as a whole will result in Dubal becoming a holder of more than 20% of the issued and outstanding Shares, after giving effect to such transaction. Following the closing of the Dubal Transaction, Dubal will also be entitled to certain pre-emptive rights to subscribe for Shares on an ongoing basis, as described below. As Dubal will be an insider of the Corporation at the time of these future subscriptions, each of the issuances would otherwise require shareholder approval at such time. The TSX requires shareholder approval of the terms of the EIIC Debenture because, assuming the EIIC Debenture is converted, under the EIIC Transaction, EIIC will acquire an aggregate of 45 million Shares,

which represent 37.64% of the current issued and outstanding Shares of the Corporation. Immediately following the closing of the EIIC Transaction, after giving effect to the closing of EIIC's Share subscription and Dubal's initial 10 million Share subscription, EIIC will hold 25 million Shares, representing 16.18% of the then issued and outstanding Shares. Accordingly, we are writing to give you notice and request your approval of the preceding matters. A capitalization table giving effect to the transactions and showing their effect on our capitalization is set forth on page 6 of this letter.

***The Dubal Transaction***

Dubal is the owner and operator of one of the largest single site aluminium smelters in the western world, producing and exporting high quality, value added primary aluminium products to more than 40 countries world-wide. As a strategic industry investor, Dubal will bring its knowledge and experience as a global leader in the aluminium industry in support of the development, financing and construction of the Project.

The principal terms of the Dubal Transaction are as follows:

- Dubal will initially subscribe for 10 million Shares at a subscription price of $2.00 per share for an aggregate subscription price of $20 million (the "**Initial Subscription**"). The Initial Subscription is conditional on (i) the receipt of TSX and shareholder approval and (ii) Dubal and Guinea Alumina Corporation S.A. ("**GAC**"), the Corporation's wholly owned indirect subsidiary, entering into an agreement for the purchase by Dubal of alumina produced by the Project refinery. Assuming the execution of the agreement between GAC and Dubal, the Initial Subscription will be completed within five days of the receipt of TSX and shareholder approval.
- Dubal also will subscribe for additional Shares for an estimated aggregate subscription price of $180 million (the "**Additional Subscription**"). Following the Additional Subscription, Dubal will hold 25% of the Corporation's Shares on a fully-diluted basis. The Additional Subscription is conditional on:
    (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity necessary to satisfy the requirement of the Project lenders for equity capital. The aggregate amount is yet to be determined but is currently estimated to be $700 million (inclusive of Dubal's $200 million investment and the $138 million of equity capital raised by the Corporation to date, with the remaining amount estimated to be equal to $362 million) (the "**Project Equity Raise**"). If the amount of equity capital required by the Project lenders exceeds (or is less than) $700 million, the amount of Dubal's additional payment will be increased (or decreased) by 25% of the difference. In consideration of the estimated aggregate $200 million payments by Dubal and at no additional cost, Dubal will also be entitled to receive a number of Shares equal to one-third of the number of Shares issued from time to time pursuant to the conversion of certain convertible

debt securities to be issued to third parties (the "**Convertible Debt**"), up to a maximum aggregate principle amount of $150 million. Dubal's entitlement to the Shares to be delivered upon conversion of the Convertible Debt arises upon the completion of the Additional Subscription but the delivery of such Shares to Dubal will be made, at no additional cost to Dubal, at dates in the future if and when the Convertible Debt is issued and converted and the number of such Shares is known;

(ii) the Corporation obtaining conditional commitments, memoranda of understanding or other evidence of agreements in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project;

(iii) the Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities;

(iv) the Corporation being granted a mining concession as contemplated in the Corporation's investment and concession agreement (the "**Basic Agreement**") with the Government of Guinea; and

(v) the right of the Government of Guinea to acquire equity securities of the Corporation pursuant to the terms of the Basic Agreement having lapsed or having been exercised or waived by the Government of Guinea.

- The Corporation will agree to use its reasonable commercial efforts to complete the Project Equity Raise within 12 months after the date on which it has received approval of the Dubal Transaction from both the TSX and shareholders.
- For the purpose of the issuance of Shares to Dubal on the conversion of Convertible Debt as described above, Convertible Debt will include the EIIC Debenture and any other convertible debt in the aggregate principal amount of $150 million issued by the Corporation prior to the completion of the Project Equity Raise. The Corporation currently has no Convertible Debt outstanding. The agreement with Dubal will prohibit the Corporation from incurring more than $150 million of Convertible Debt prior to the completion of the Project Equity Raise.
- The Corporation will agree that until the completion of the Project Equity Raise, the Corporation will not, without the consent of Dubal: (a) issue any security which is not a Share or a security convertible into Shares; (b) repurchase any of its Shares currently issued and outstanding; or (c) issue Shares, or securities of the Corporation that may be converted into or exchanged for Shares, (i) to any person if the effect of such issuance would be that such person would own more than 25% of the total number of Shares (on a fully-diluted basis) immediately following the completion of the Project Equity Raise, or (ii) at a price equal to or less than $2.00 per Share, except pursuant to a public offering of Shares.

- After the closing of the Additional Subscription and for so long as Dubal owns not less than 10% of the outstanding Shares, Dubal will be entitled to subscribe for up to 25% of any future issuances of Shares (or securities that may be converted into or exchanged for Shares) by the Corporation at the same price at which the securities are offered to others.
- After the closing of the Additional Subscription, if the Corporation issues any securities for the purpose of expanding the Project refinery, Dubal will have the right to purchase any increased production of alumina related thereto in the same proportion as it elects to subscribe for and purchase such additional securities.
- The subscription agreement gives Dubal rights to nominate directors of the Corporation. On the closing of the Initial Subscription, one director of the Corporation will resign and the vacancy will be filled by a Dubal nominee. Thereafter, so long as Dubal holds not less than 19.9% of the outstanding Shares, Dubal will be entitled to nominate 25% of the nominees for election to the board at each annual meeting. If Dubal holds less than 19.9% of the shares, but not less than 10%, it will be entitled to nominate 16.67% of the nominees for election to the board. Dubal is also entitled to similar proportional representation on the board of GAC. After giving effect to the Initial Subscription, Dubal will hold approximately 8.3% of the outstanding common shares of the Corporation.
- So long as Dubal continues to own not less than 10% of the outstanding Shares, all resolutions of the boards of directors of Global Alumina International Ltd. ("**GAI**"), the Corporation's direct wholly-owned subsidiary, and Guinea Alumina Corporation Ltd., a wholly-owned subsidiary of GAI and the parent of GAC, will require ratification by the Corporation's board of directors.
- From the date of the Initial Subscription to and including the earlier of the date on which Dubal has completed the Additional Subscription and the ending of the Dubal subscription agreement, the Corporation will, subject to applicable securities laws, use its best efforts to provide Dubal with full access to information regarding the Project and will solicit advice and guidance from Dubal in connection with material decisions relating to the Project.

The subscription agreement dated as of August 10, 2005 between the Corporation and Dubal is available as a material contract on the Corporation's reference page at www.sedar.com. The subscription agreement contains the complete terms of the Dubal Transaction.

### *The EIIC Convertible Debenture*

EIIC is one of the largest investment companies resident in the United Arab Emirates. It has significant interests in the industrial, financial and real estate sectors throughout the region. The proceeds from this investment will allow the Corporation to continue expanding its development, engineering, procurement and initial construction activities as required to maintain the current construction schedule. In addition, this investment provides the Corporation with more time to increase awareness and understanding of the Project within the global investment community

before raising the additional US$262 million of equity subscriptions required to conclude the Project Equity Raise.

The principal terms of the EIIC Debenture are as follows:

- The EIIC Debenture will have a principal amount of $50 million, a five-year term and will bear interest at the rate of 10% per annum payable on June 30 and December 31 of each year.
- The EIIC Debenture will not be convertible for Shares prior to the completion of the Project Equity Raise (including Dubal's estimated $180 million Additional Subscription as described above). After these conditions have been satisfied, the Corporation must notify EIIC of the completion of the Project Equity Raise and Dubal's subscription. The EIIC Debenture will then be convertible for a period of 12 months following the delivery of the notice.
- The EIIC Debenture is convertible, in whole but not in part, at a conversion price of $2.50 per Share (subject to adjustment for dilution) for a total of 20 million Shares.

At the same time that the EIIC Debenture is issued, EIIC will also subscribe for 25 million Shares at a purchase price of $2.00 per Share. Pursuant to the subscription agreement dated August 16, 2005 between the Corporation and EIIC, at the next general meeting of shareholders following the closing of the EIIC Transaction, the Corporation will cause one individual put forward by EIIC to be nominated for election to the Corporation's board of directors. Thereafter, for so long as EIIC holds not less than 10% of the Shares then outstanding, the Corporation will name one individual nominated by EIIC to its proposed slate of directors to be presented to the Corporation's shareholders for election at any meeting of shareholders called for that purpose. EIIC will have the right to remove and replace its nominee upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation.

The closing of the EIIC Transaction is conditional on the closing of the Initial Subscription under the Dubal Transaction.

Shareholder approval is not required for the terms of the EIIC share subscription, including the right to Board representation described above.

The subscription agreement dated as of August 16, 2005 between the Corporation and EIIC is available as a material contract on the Corporation's reference page at www.sedar.com. The subscription agreement contains the complete terms of the EIIC Transaction, excluding the text of the EIIC Debenture.

### *Capitalization*

The following table sets forth the consolidated cash and short term deposits and capitalization of the Corporation as at June 30, 2005, both actual and as adjusted to reflect the Dubal Initial Subscription and the EIIC Transaction. This table should be read in conjunction with the audited

consolidated financial statement of the Corporation for the period ended December 31, 2004, the unaudited consolidated financial statements of the Corporation for the six months ended June 30, 2005 and management's discussion and analysis of financial condition and results of operation for those periods.

| | June 30, 2005 | | | |
|---|---|---|---|---|
| | Actual | As Adjusted for Dubal Initial Subscription | As Adjusted for EIIC Transaction | As Adjusted for both Dubal Initial Subscription and EIIC Transaction |
| | | (unaudited) | | |
| Cash and short-term deposits[1] | $24,530,275 | $44,530,275 | $119,530,275 | $139,530,275 |
| Long-term debt: | | | | |
| EIIC Convertible Debenture[2] | - | - | $46,900,000 | $46,900,000 |
| Total Debt | - | - | $46,900,000 | $46,900,000 |
| | - | - | | |
| Shareholders' equity: | | | | |
| Common Shares[3] | $79,379,685 (119,550,623 shares) | $99,379,685 (129,550,623 shares) | $129,379,685 (144,550,623 shares) | $149,379,685 (154,550,623 shares) |
| Warrants | $3,847,488 (31,744,000 warrants) | $3,847,488 (31,744,000 warrants) | $3,847,488 (31,744,000 warrants) | $3,847,488 (31,744,000 warrants) |
| EIIC Convertible Debenture[2] | - | - | $3,100,000 | $3,100,000 |
| Contributed Surplus[4] | $618,814 | $618,814 | $618,814 | $618,814 |
| Deficit[3] | ($34,520,561) | ($34,520,561) | ($34,520,561) | ($34,520,561) |
| Total shareholders' equity | $49,325,426 | $69,325,426 | $102,425,426 | $122,425,426 |
| Total capitalization | $49,325,426 | $69,325,426 | $149,325,426 | $169,325,426 |

1 The table assumes that the gross proceeds of issuance of 10,000,000 Shares to Dubal and the proceeds, net of agent's commission of $5,000,000, of the issuance of 25,000,000 Shares and the EIIC Debenture to EIIC will be temporarily added to cash and short-term deposits.

2 Under Canadian GAAP, the fair value of the holder's conversion option of the EIIC Debenture is included in Shareholders' equity. The remaining portion of the EIIC Debenture is included in long-term debt.

3 Does not include 1,857,000 Shares issuable under stock options for employees, directors, officers and consultants to the Corporation, or 31,744,000 Shares issuable on the exercise of Warrants, or 25,000,000 Shares issuable on the conversion of the EIIC Debenture or the Shares deliverable to Dubal on the conversion of the EIIC Debenture.

4 Contributed surplus is comprised of stock compensation costs that are recognized over the vesting period as an increase to both contributed surplus and stock based compensation expense. If and when the stock options issued pursuant to the Corporation's stock option plan dated May 27, 2004 are ultimately exercised, the applicable amount of contributed surplus is transferred to share capital.

405 Lexington Avenue · 25th Floor · New York, NY 10174
Phone: 212 223 6750 · Fax: 212 223 6749

The addition of Dubal's knowledge and experience as a global leader in the aluminium industry and EIIC's substantial equity investment are significant steps toward ensuring the continued development, financing and construction of the Project and will assist the Corporation in reaching its stated goal of commencing alumina production by the fourth quarter of 2009. The management and directors of the Corporation believe that it is in the best interest of the Corporation to complete each of the proposed transactions and hereby request your approval of the material terms thereof as outlined above. Please confirm your approval by signing the acknowledgment included with this letter and return such acknowledgment to the Corporation, to the attention of Michael J. Cella, Senior Vice President and Chief Financial Officer, as soon as possible.

Yours very truly,

(signed) *Bruce J. Wrobel*

Bruce J. Wrobel
Chairman and Chief Executive Officer

*These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.*

Global Alumina

## ACKNOWLEDGEMENT RE: PRIVATE PLACEMENT

**TO:** **THE TORONTO STOCK EXCHANGE**
**AND TO:** **GLOBAL ALUMINA CORPORATION**

The undersigned shareholder of Global Alumina Corporation (the "**Corporation**") hereby acknowledges receipt of a letter sent to the undersigned by the Corporation on August 23, 2005 (the "**Shareholder Letter**") describing certain proposed private placement transactions.

Capitalized terms used herein but not otherwise defined have the respective meanings given thereto in the Shareholder Letter.

The undersigned, as a shareholder of the Corporation, hereby approves **[please check]**:

- ☐ the Dubal Transaction; and
- ☐ the terms on which the EIIC Convertible Debenture may be converted by EIIC for Shares,

each as described in the Shareholder Letter.

Dated: ____________________

Name of Shareholder: ____________________

Signature: ____________________

Number of common shares held: ____________________

**If the Shareholder named above is not a registered holder of the common shares, the registered holder of such common shares must sign below. Such signature shall constitute the registered holder's confirmation that it is the registered holder of such shares on behalf of the beneficial holder indicated above.**

Dated: ____________________

Name of Registered Shareholder: ____________________

Signature: ____________________